Erin Leonard Events LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Billable Expense Income	0.00
Service Revenues	
Commission Revenue	1,400.00
Consulting Services Revenue	400.00
Event Planning Services	536,665.50
Total Service Revenues	**538,465.50**
Unapplied Retainer	-3,750.00
Total Income	**$534,715.50**
Cost of Goods Sold	
Cost of Goods Sold	
Advanced Payment Discounts	49,813.84
Client Billable Expenses	90.00
Merchant Service Fees	507.59
Total Cost of Goods Sold	**50,411.43**
Cost of Labor	
Event Subcontractor Labor	144,303.72
Video Editing Labor	8,660.00
Total Cost of Labor	**152,963.72**
Total Cost of Goods Sold	**$203,375.15**
GROSS PROFIT	**$331,340.35**
Expenses	
Banking Expenses	
AMX Fees	148.00
Bank Charges & Fees	15.79
Foreign Transaction Fees Expense	55.75
Payment Processing Fees	724.46
Total Banking Expenses	**944.00**
Donations Expenses	
Charitable Donation Expense	1,067.31
In-Kind Donations	25,000.00
Total Donations Expenses	**26,067.31**
Dues & Membership Expenses	10.26
Education Expenses	
Class or Training Expense	2,255.97
Training Expense	19,605.67
Total Education Expenses	**21,861.64**

Erin Leonard Events LLC

Profit and Loss
January - December 2021

	TOTAL
Equipment & Software Expenses	
Computer Equipment Expense	1,283.63
General Software Expense	10,624.19
Office Equipment Expense	296.76
Total Equipment & Software Expenses	**12,204.58**
Financing Expenses	
Interest Expense	3,237.58
Total Financing Expenses	**3,237.58**
Insurance Expenses	
General Liability Insurance Expense	397.52
Health Insurance	8,516.54
Total Insurance Expenses	**8,914.06**
Labor Expenses	
Benefits Expense	
Employee Gifts & Incentives	26.45
Health Benefits Expense	302.85
Retirement Contribution Expense	6,000.00
Total Benefits Expense	**6,329.30**
Wages Expense	
Payroll Taxes Expense	1,714.70
Salaries	18,125.00
Total Wages Expense	**19,839.70**
Total Labor Expenses	**26,169.00**
Meals & Entertainment Expenses	
Business Meal Expense	7,129.86
Client Entertainment Expense	1,827.21
Total Meals & Entertainment Expenses	**8,957.07**
Offices & Facilities Expenses	
Rent & Office Lease Expenses	354.49
Utilities Expense	1,930.79
Total Offices & Facilities Expenses	**2,285.28**
Professional Services	
Accounting Services	18,272.25
Administrative Contractor	20,072.16
Attorneys Fees Expense	2,850.00
Human Resources Expense	385.00
Tax Preparation & Audit Expense	700.00
Total Professional Services	**42,279.41**

Erin Leonard Events LLC

Profit and Loss
January - December 2021

	TOTAL
Sales & Marketing Expenses	
Advertising Expense	3,942.72
Business Development	2,140.41
Client Gift	1,074.12
Internet Marketing Expense	1,391.00
Marketing Collateral Expense	950.00
Networking Event Expense	22.95
Outreach & PR Expense	2,621.93
Promo Materials Expense	64.00
Total Sales & Marketing Expenses	**12,207.13**
Supplies & Postage Expenses	-458.43
Cleaning Supplies Expense	-47.14
Job Supplies	-74.37
Office Supplies Expense	4,030.65
Postage & Shipping Expense	732.91
Total Supplies & Postage Expenses	**4,183.62**
Tax & Compliance Expenses	
Permits & Licenses Expense	850.00
Taxes Paid - 2020	6,261.00
Total Tax & Compliance Expenses	**7,111.00**
Travel & Transport Expenses	
Local Transit Expenses	3,773.40
Lodging Expenses	13,465.59
Major Transportation Expense	3,235.96
Per Diem Expense	269.02
Vehicle & Travel Rentals	3,229.20
Visa / Passport Expense	170.00
Total Travel & Transport Expenses	**24,143.17**
Unapplied Cash Bill Payment Expense	0.00
Vehicle Expenses	
Gas & Routine expenses	147.34
Total Vehicle Expenses	**147.34**
Website Expenses	
Graphic Design Services	7,500.00
Website Development & Maintenance Expense	1,635.47
Website Registration & Hosting	76.68
Total Website Expenses	**9,212.15**
Total Expenses	**$209,934.60**
NET OPERATING INCOME	$121,405.75

Profit and Loss
January - December 2021

	TOTAL
Other Income	
Interest & Investments Revenues	5.08
Total Other Income	**$5.08**
Other Expenses	
Depreciation Expense	817.51
Total Other Expenses	**$817.51**
NET OTHER INCOME	**$ -812.43**
NET INCOME	**$120,593.32**

Erin Leonard Events LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts	
Chase Checking	79,597.91
Chase Money Market	70,175.08
PayPal Proxy	0.00
Total Bank Accounts	**149,772.99**
Total Bank Accounts	**$149,772.99**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Lawsuit AR	5,610.00
Prepaid Expenses	937.17
Prepaid Education	3,333.33
Total Prepaid Expenses	**4,270.50**
Undeposited Funds	0.00
Total Other Current Assets	**$9,880.50**
Total Current Assets	**$159,653.49**
Fixed Assets	
Accumulated Depreciation	
Accumulated Depreciation - Computer	-817.51
Total Accumulated Depreciation	**-817.51**
Fixed Assets	
Computer	4,758.91
Total Fixed Assets	**4,758.91**
Total Fixed Assets	**$3,941.40**
Other Assets	
Loan Costs	1,617.70
Total Other Assets	**$1,617.70**
TOTAL ASSETS	**$165,212.59**

Erin Leonard Events LLC

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Cards	
AMX Bonvoy -1003	1,604.68
AMX Hilton Honors	6,993.54
BW AMX Hilton Honors -1022	2,791.88
EL AMX Hilton Honors -1006	3,690.66
Total AMX Hilton Honors	**13,476.08**
Southwest Card	267.96
Total Credit Cards	**15,348.72**
Total Credit Cards	**$15,348.72**
Other Current Liabilities	
Income Tax Payable - FED	
2019	0.00
Total Income Tax Payable - FED	**0.00**
Loans Payable	
Business Loan 2021	16,387.57
SMBX Loan	43,678.56
Total Loans Payable	**60,066.13**
PPP Loan Proceeds	0.00
Prepaid Legal - Trust	0.00
Team Reimbursements Payable	
Contractor Expense Reimbursements Due	0.00
Total Team Reimbursements Payable	**0.00**
Total Other Current Liabilities	**$60,066.13**
Total Current Liabilities	**$75,414.85**
Total Liabilities	**$75,414.85**
Equity	
Owner's Equity	
Owner's Contributions	22,593.49
Owner's Withdrawals	-120,342.71
Total Owner's Equity	**-97,749.22**
Retained Earnings	66,953.64

Erin Leonard Events LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Net Income	120,593.32
Total Equity	**$89,797.74**
TOTAL LIABILITIES AND EQUITY	**$165,212.59**

Erin Leonard Events LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	193,026.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-77,138.75
Prepaid Expenses	-937.17
Prepaid Expenses:Prepaid Education	-3,333.33
Accumulated Depreciation:Accumulated Depreciation - Computer	817.51
Accounts Payable (A/P)	4,012.54
Credit Cards:AMX Bonvoy -1003	1,604.68
Credit Cards:AMX Hilton Honors	-7,026.15
Credit Cards:AMX Hilton Honors:BW AMX Hilton Honors -1022	2,791.88
Credit Cards:AMX Hilton Honors:EL AMX Hilton Honors -1006	3,690.66
Credit Cards:Southwest Card	267.96
Loans Payable:Business Loan 2021	16,387.57
Loans Payable:SMBX Loan	43,678.56
Prepaid Legal - Trust	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-15,184.04**
Net cash provided by operating activities	**$177,842.53**
INVESTING ACTIVITIES	
Fixed Assets:Computer	-2,142.03
Loan Costs	-1,617.70
Net cash provided by investing activities	**$ -3,759.73**
FINANCING ACTIVITIES	
Owner's Equity:Owner's Contributions	8,002.49
Owner's Equity:Owner's Withdrawals	-46,522.04
Net cash provided by financing activities	**$ -38,519.55**
NET CASH INCREASE FOR PERIOD	**$135,563.25**
Cash at beginning of period	14,209.74
CASH AT END OF PERIOD	**$149,772.99**